October 28, 2024

Jun Liu
Chief Executive Officer
Curanex Pharmaceuticals Inc
2 Jericho Plaza, Suite 101B
Jericho, NY 11753

       Re: Curanex Pharmaceuticals Inc
           Registration Statement on Form S-1
           Filed October 16, 2024
           File No. 333-282686
Dear Jun Liu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
The Offering, page 4

1. We note your response to prior comment 1. Please also clarify in The Offering, Lock-
       Ups section that your directors, officers and holders that will beneficially own more
       than 5% of the Company   s outstanding shares of common stock agreed to
enter into
       and execute their lock-up agreements on the date this registration statement on Form
       S-1 is declared effective by the Commission. Also, please clarify that the lock-up period under these lock-up agreements will be 180 days or 6 months starting on the effective date of this registration statement on Form S-1 rather than up to 6 months.
General

2. You state that the resale offering is conditioned upon the successful completion of the sale of shares by the company in the underwritten primary offering, which is conditioned on the Nasdaq Capital Market listing. You also state that sales by selling
 October 28, 2024
Page 2

       stockholder prior to listing of your shares of common stock on Nasdaq, if any, will be at a fixed price of $5.00 per share. Please reconcile these statements and revise your disclosure accordingly.
3. We refer to your explanatory note regarding the two alternate prospectuses for the primary and secondary offering. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule
       415(a)(1)(i). In responding, please consider the guidance provided in Compliance
       Disclosure Interpretations, Securities Act Rules, Question 612.09. In your response, please tell us whether the selling stockholder has business or familial relationships with employees or affiliates of your company.
4. We note your disclosure on your resale prospectus cover page and ALT-3 that your selling stockholders may sell their securities through one or more broker-dealers or agents. Please confirm your understanding that the retention by a selling stockholder of a dealer or underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Joe Laxague, Esq.